Exhibit 99.1

MOUNTAIN PROVINCE DIAMONDS INC.

Annual Information Form

For the

Year Ended December 31, 2016

March 28, 2017

MOUNTAIN PROVINCE DIAMONDS INC.

TABLE OF CONTENTS

CORPORATE STRUCTURE	2
NAME, ADDRESS AND INCORPORATION	2
INTERCORPORATE RELATIONSHIPS	3
GENERAL DEVELOPMENT OF THE BUSINESS	3
THREE YEAR HISTORY	3
DESCRIPTION OF THE BUSINESS	5
GENERAL	5
Competitive Conditions	5
Employees	6
Specialized Skills and Knowledge	6
Environmental Protection	6
MINERAL PROPERTIES (The Gahcho Kué Diamond Mine)	6
Technical Report	6
Property Location, Access and Infrastructure	6
Overall Site Plan	8
History	8
Mineral Tenure and Royalties	8
Permits and Agreements	9
Mineral Reserve and Mineral Resource Estimates	9
Mining Method	10
Capital and Operating Costs	12
Capital Cost Estimate	12
Operating Cost Estimate	12
Other Relevant Data and Information	13
Social and Environmental Policies	13
Social and Environmental Licenses and Policies at the GK Diamond Mine	13
Aboriginal Issues and Local Resources at the GK Diamond Mine	13
Environmental Requirements for the GK Diamond Mine	14
RISKS FACTORS	14
DIVIDENDS	18
DESCRIPTION OF CAPITAL STRUCTURE	19
MARKET FOR SECURITIES	19
DIRECTORS AND OFFICERS	20
AUDIT COMMITTEE	24
LEGAL PROCEEDINGS	25
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	25
TRANSFER AGENT AND REGISTRAR	25
INTERESTS OF EXPERTS	25
MATERIAL CONTRACTS	26
ADDITIONAL INFORMATION	26
APPENDIX 1: AUDIT COMMITTEE CHARTER	26
APPENDIX 2: GLOSSARY OF TERMS USED FREQUENTLY IN THIS DOCUMENT	30

Currency

Unless otherwise specified, all dollar references are to Canadian dollars. On March 27, 2017, one Canadian dollar was worth approximately $0.748 in United States currency, based on the noon exchange rate of the Bank of Canada.

Caution Regarding Forward-Looking Information

Certain information included in this Annual Information Form (“AIF”) constitutes forward-looking information within the meaning of Canadian and United States securities laws. Forward-looking information can generally be identified by the use of terms such as “may”, “will”, “should”, “could”, “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “objective”, “modeled”, “hope”, “forecast” or other similar expressions concerning matters that are not historical facts. Forward-looking information relates to management’s future outlook and anticipated events or results, and can include statements or information regarding plans, timelines and targets for mining, development, production and exploration activities at the Company’s mineral properties, projected capital expenditure requirements, liquidity and working capital requirements, estimated reserves and resources at, and production from, the Gahcho Kué Diamond Mine (“GK Diamond Mine”), and expectations concerning the diamond industry, and expected cost of sales and cash operating costs. Forward-looking information included in this AIF includes the current production forecast for GK Diamond Mine, estimated reserves and resources at the GK Diamond Mine, plans, timelines and targets for mining, development, permitting and production.

Forward-looking information is based on certain factors and assumptions described below and elsewhere in this AIF, among other things, the current mine plan for the GK Diamond Mine; currency exchange rates; required operating and capital costs, labour and fuel costs, world and United States economic conditions, future diamond prices, and the level of worldwide diamond production. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, the risk that the operator of the GK Diamond Mine may make changes to the mine plan and other risks arising because of the nature of joint venture activities, risks associated with the remote location of and harsh climate at the Company’s mineral property site, variations in mineral resource and mineral reserve estimates, grade estimates or expected recovery rates, failure of plant, equipment or processes to operate as anticipated, risks resulting from the Eurozone financial crisis, Brexit, risks associated with regulatory requirements and the ability to obtain all necessary regulatory approvals, the risk that diamond price assumptions may prove to be incorrect, modifications to existing practices so as to comply with any future permit conditions that may be imposed by regulators, delays in obtaining regulatory approvals and lease renewals, the risk of fluctuations in diamond prices and changes in the United States and world economic conditions, uncertainty as to whether dividends will be declared by the Company’s board of directors or the Company’s dividend policy will be maintained, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Please see page 14 of this AIF for a discussion of these and other risks and uncertainties involved in the Company’s operations. Actual results may vary from the forward-looking information.

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this AIF, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this AIF, actual events may differ materially from current expectations. The Company uses forward-looking statements because it believes such statements provide useful information with respect to the currently expected future operations and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law. United States investors should read the “Cautionary Note to United States Investors Concerning Disclosure of Mineral Reserves and Mineral Resources” found on page 9.

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CORPORATE STRUCTURE

Name, Address and Incorporation

Mountain Province Diamonds Inc., formerly Mountain Province Mining Inc., was formed on November 1, 1997 by the amalgamation of Mountain Province Mining Inc. ("Old MPV") and 444965 B.C. Ltd. ("444965"). The Company changed its name from Mountain Province Mining Inc. to Mountain Province Diamonds Inc. effective October 16, 2000. It commenced trading under its new name on the TSX on October 25, 2000.

Pursuant to an arrangement agreement (the "Arrangement") with Glenmore Highlands Inc. (“Glenmore”) dated May 10, 2000, Glenmore was amalgamated with a wholly owned subsidiary of the Company to form a new wholly-owned subsidiary ("Mountain Glen") of the Company. Glenmore had two wholly-owned subsidiaries, Baltic Minerals BV, incorporated in the Netherlands, and Baltic Minerals Finland OY, incorporated in Finland. Pursuant to the Arrangement Agreement, these companies became wholly-owned subsidiaries of the Company.

Pursuant to an Assignment and Assumption Agreement dated March 25, 2004 between the Company and Mountain Glen, Mountain Glen distributed its property and assets in specie to the Company. Mountain Glen was voluntarily dissolved on August 4, 2004. Baltic Minerals BV and its subsidiary Baltic Minerals Finland OY were voluntarily dissolved in 2006.

On September 20, 2005, the Company continued incorporation under the Business Corporations Act (Ontario).

On October 1, 2014, Camphor Ventures Inc. (formerly Sierra Madre Resources Inc.) and the Company were amalgamated under the name “Mountain Province Diamonds Inc.”

On October 2, 2014, 2435386 Ontario Inc. was incorporated as a wholly owned subsidiary of the Company. At the request of the project debt facility lenders, the participating interest of the Company in the Gahcho Kué Project was transferred to 2435386 Ontario Inc. in exchange for common shares of 2435386 Ontario Inc.

On October 3, 2014, 2435572 Ontario Inc. was incorporated as a wholly owned subsidiary of the Company.

On October 3, 2014, the Company transferred the shares of 2435386 Ontario Inc. to 2435572 Ontario Inc. in exchange for common shares of 2435572 Ontario Inc.

The names of the Company's subsidiaries, their dates of incorporation and the jurisdictions in which they were incorporated as at the date of filing of this Annual Report, are as follows:

Name of Subsidiary	Date of Incorporation	Juridiction of Incorporation
2435386 Ontario Inc.	October 2, 2014	Ontario Canada
2435572 Ontario Inc.	October 3, 2014	Ontario Canada

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The Company's registered, records, administrative, and executive office is at 161 Bay Street, Suite 1410, PO Box 216, Toronto, Ontario, Canada M5J 2S1, the telephone number is (416) 361-3562, and the fax number is (416) 603-8565.

The Company is a reporting issuer in every province of Canada other than Quebec, and the common shares of the Company are listed and posted for trading on the Toronto Stock Exchange and NASDAQ under the symbol “MPVD”.

Intercorporate Relationships

As at March 28, 2017, Mountain Province’s corporate structure was as follows:

GENERAL DEVELOPMENT OF THE BUSINESS

Mountain Province Diamonds Inc. is focused on the mining and marketing of rough diamonds to the global market. The Company supplies rough diamonds to the global market from its 49% ownership interest in the GK Diamond Mine. The GK Diamond Mine is located in Canada’s Northwest Territories.

The Company acquired its interest in the mineral claims and properties that were developed into the GK Diamond Mine in August 1992. The GK Diamond Mine was built and is operated by a joint venture (the “Gahcho Kué Joint Venture”) in which the Company has an undivided 49% interest. The other joint venture participant, De Beers Canada Inc. (“De Beers”), has an undivided 51% interest.

Three Year History

Fiscal 2014

In 2013 the Gahcho Kué Joint Venture received approval for the development of the GK Diamond Mine from the Mackenzie Valley Environmental Impact Review Board (MVEIRB), the Canadian Federal Minister of Aboriginal Affairs and Northern Development and the Mackenzie Valley Land and Water Board.

In May 2014, the 2014 Technical Report (see Mineral Properties – Technical Report on page 6) was filed on SEDAR and EDGAR under Form 6K. The authors of the Report concluded that the Gahcho Kué Project was economically viable, technically credible, and environmentally sound.

On August 12, 2014, De Beers and the Company announced that the Mackenzie Valley Land and Water Board had issued a Type A Land Use Permit and sent the Type A Water License for final approval to the Minister of Environment and Natural Resources of the Government of the Northwest Territories.

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On September 25, 2014, De Beers and the Company announced that the Gahcho Kué Project had received approval of the Type A Water License by the Minister of Environment and Natural Resources of the Government of the Northwest Territories.

Fiscal 2015

On April 2, 2015, the Company through its subsidiary, 2435572 Ontario Inc. entered into a Loan Facility of US$370 million with a syndicate of lenders led by Natixis S.A., Scotiabank and Nedbank Ltd. and including ING Capital LLC, Export Development Canada and the Bank of Montreal. On April 29, 2015, Société Générale joined the lender syndicate. The term of the Loan Facility is seven years and the interest rate is U.S. dollar LIBOR plus 5.5 percent. The Loan Facility agreement can be viewed at www.SEDAR.com filed on March 28, 2016 under ‘Material contracts – Credit agreements’.

The Loan Facility was used to fund the Company’s share of the remaining construction cost of the GK Diamond Mine, associated fees, operating costs, working capital during the build-up to commercial production, as defined below, general and administrative costs, interest costs and the repayment of $10 million of sunk costs, which becomes payable to De Beers based on achieving and maintaining 30 days running at 70% of designed production capacity, which is approximately 5,833.1 tonnes of ore processed per day. This was achieved on March 1, 2017 and De Beers will be paid at the end of March, 2017. At March 28, 2017, the Company has drawn US$357 million against the US$370 million Loan Facility.

On April 8, 2015, the Company deposited $93,345,000 into a restricted cost overrun account in 2435572 Ontario Inc. These funds are in addition to, and as partial security for repayment of, the Loan Facility.

On April 7, 2015, the Company entered into U.S. dollar interest rate swaps (“IRS”) to manage interest rate risk associated with the U.S. dollar variable rate Loan Facility and entered into foreign currency forward strip contracts to mitigate the risk that a devaluation of the U.S. dollar against the Canadian dollar would reduce the Canadian dollar equivalent to the U.S. dollar Loan Facility and the Company would not have sufficient Canadian dollar funds to develop the GK Diamond Mine. On July 10, 2015, the Company entered into additional foreign currency forward strip contracts from August 4, 2015 to February 1, 2017.

Fiscal 2016

During 2016, the construction of the GK Diamond Mine was substantially completed and during June 2016 the Company announced that the GK Diamond Mine had achieved mechanical completion of the primary crusher and that commissioning of the process plant was progressing well. On August 3, 2016, the Company announced that commissioning of the Gahcho Kué diamond plant had been completed ahead of schedule, that ramp up to commercial production had commenced and that the GK Diamond Mine remained on track to achieve commercial production on schedule during the first quarter of 2017. On March 2, 2017, the Company announced that it had declared commercial production on March 1, 2017.

During 2016, the Company through its subsidiary 2435386 Ontario Inc. signed agreements with Diamond Manufacturing Management and Consultancy Ltd. (“DMMC”), a company incorporated in Mauritius, Worldwide Diamond Manufacturers Pvt Ltd. (“WDM”), a company incorporated in India, and with Bonas-Couzyn (Antwerp) N.V. (“Bonas”), a Company incorporated in Belgium to provide consultancy, cleaning and sorting services and marketing of the diamonds respectively.

DMMC is a diamond consulting company and has technical experts who are assisting in overseeing the sorting and pricing of the rough diamonds before they are sent to WDM to be cleaned and sorted into saleable parcels. On completion of the cleaning and sorting the rough diamonds are sent to Bonas based in Antwerp where they will be presented to purchasers selected by Bonas and 2435386 Ontario Inc. for sale by open tender.

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Fiscal Year 2017

On March 1, 2017, De Beers as Operator of the GK Diamond Mine declared that over a 30-day period, approximately 70% of the designed production capacity among other criteria had been achieved, and commercial production was declared. It is expected that during 2017 the GK Diamond Mine will recover approximately 4.4 million carats of diamonds on a 100% basis and that the Company will receive its 49% share of approximately 2.2 million carats. During 2017, the Company expects to sell approximately 2 million carats of diamonds, including pre-commercial production sales. An update to 2017 production is expected to be completed by mid-year. The first sale of diamonds took place during January 2017 and at the date of this report sales had taken place in February and March 2017. The Company expects to conduct ten sales during 2017.

Under the Gahcho Kué Joint Venture Agreement (see Mineral Properties – History on page 8), commercial production for sunk cost repayment purposes is based on the first day after 30 days (excluding maintenance days) of achieving and maintaining 70% of designed production capacity. For royalty purposes for the Government of the Northwest Territories, commercial production is based on the first day after 90 days of achieving 60% of designed production capacity.

DESCRIPTION OF THE BUSINESS

General

The Company is focused on the mining and marketing of rough diamonds to the global market. The Company’s participation in the mining sector of the diamond industry is through its ownership interest in 2435386 Ontario Inc., which is a 49% participant in the Gahcho Kué Joint Venture which owns and operates the GK Diamond Mine in the Northwest Territories.

Competitive Conditions

The Global Diamond Report 2016 published by Bain & Company Inc., reported that restocking by midstream buyers of rough diamonds, following their inventory sell-off in late 2015, produced growth of around 20% in rough-diamond sales during the first half of 2016. However, continued strong rough-diamond sales in 2016 may again lead to overstocked midstream inventories if retail demand does not strengthen proportionately. Declining sales at major jewelry retailers in the first half of 2016 indicate a possible demand slowdown in the U.S. and China.

Also, the global diamond industry is facing disruption that could stretch through the first half of 2017, as a result of Indian government’s radical move to abolish most of the nation’s bank notes overnight.

In the western Indian city of Surat craftsmen cut and polish approximately 80 percent of the world’s diamonds, a business dependent on cash and the demonetization of the high-value banknotes from November 8, 2016 has prevented most of the manufacturing industry from operating. Thousands of diamond brokers in the area are also doing little business which had negatively impacted the demand and price for rough diamonds.

WWW International Diamond Consultants report that for the period from January to November 2016 average rough diamond prices increased by approximately 9 percent. This was driven by mid-market restocking.

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Employees

As at March 28, 2017, the Company had 5 employees and retained 5 part-time consultants.

Persons employed at the GK Diamond Mine are employees of De Beers, the operator of the GK Diamond Mine.

Specialized Skills and Knowledge

The Company’s success at marketing diamonds is dependent on the services of key executives and skilled employees, and the continuance of key relationships with certain third parties, such as diamantaires for the marketing of rough diamonds. The Company competes for these skilled employees with other diamond producers.

De Beers, as operator of the GK Diamond Mine, is responsible for ensuring that it has the mining engineers and skilled miners required to mine the diamonds and process the diamond production from the GK Diamond Mine. De Beers competes for these skilled employees with other mines in the Northwest Territories and elsewhere in Canada. The Company is not responsible for the hiring or retention of these skilled employees.

Environmental Protection

The Company is not the operator of the GK Diamond Mine and is only responsible for the sorting and marketing of its share of production from the GK Diamond Mine. The production from the GK Diamond Mine is sorted at Diavik Diamond Mines (2012) Inc. (“DDMI”), which owns and operates a diamond product splitting facility located at 102 Archibald Street, Yellowknife, Northwest Territories for cleaning and basic sorting its rough diamond products, where ancillary activities related to mining royalty valuation and expediting of rough diamonds are also performed. These sorting operations include the cleaning and washing of rough diamonds using an acid bath.

Mineral Properties

The Gahcho Kué Diamond Mine

The Company has no other mineral properties other than its 49% undivided interest in the GK Diamond Mine.

Technical Report

The most recent technical report on the GK Diamond Mine, referred to herein as the “2014 Technical Report”, is the “Gahcho Kué Project, 2014 Feasibility Study Report NI 43-101 Technical Report” dated May 13, 2014 as amended May 27, 2014 (with information effective as of March 31, 2014) as prepared and completed by JDS Energy and Mining Inc. and Hatch Ltd, and filed by the Company on SEDAR on May 28, 2014 and concurrently on EDGAR under Form 6K.

Property Location, Access and Infrastructure

The GK Diamond Mine is located in the Northwest Territories (NWT) of Canada, in the District of Mackenzie, 300 km east-northeast of Yellowknife and 80 km east-southeast of the Snap Lake Mine (owned by De Beers and currently on care and maintenance). The site lies on the edge of the continuous permafrost zone in an area known as the barren lands. The surface is characterised as heath/tundra, with occasional knolls, bedrock outcrops, and localised surface depressions interspersed with lakes. A thin discontinuous cover of organic and mineral soil overlies primarily bedrock, which, occurs typically within a few metres of surface. Some small stands of stunted spruce are found in the area. There are myriad lakes in the area. Kennady Lake, under which the kimberlite pipes lie, is a local headwater lake with a minimal catchment area.

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A winter road connects Yellowknife to the Snap Lake, Ekati, and Diavik mines during February and March each year (Figure 1-1). The road is operated under a Licence of Occupation by the winter road joint venture partners who operate the Ekati, Diavik, and Snap Lake mines (Snap Lake ceased operations in December 2015). The GK Diamond Mine became a winter road joint venture partner in 2013. The road passes within 70 km of the GK Diamond Mine, at Mackay Lake. A 120 km winter road spur has been established from Mackay Lake to the project site, and was open in 1999, 2001, 2002, 2006, 2013, 2014, 2015 and 2016. The 120 km winter road spur will be constructed each year to support the mine construction and operation.

The GK Diamond Mine is typical of many northern Canadian mining operations that lack local and regional infrastructure such as permanent road access, navigable shipping routes and ports, and external utilities. Therefore, the Gahcho Kué site requires extensive infrastructure to sustain operations, including power generation, sewage and water treatment, personnel accommodation for 478 people, storage facilities for materials delivered on the limited annual winter ice road, and a 1600-meter-long gravel airstrip that can be accessed in both summer and winter months with small and large aircrafts during the day and at night to provide year-round cargo, food and passenger aircraft access.

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Overall Site Plan

History

In August 1992, the Company acquired a 100% interest in the mineral properties upon which the GK Diamond Mine is situated. During 2002, the Company entered into the Gahcho Kué Joint Venture Agreement with De Beers and Camphor Ventures Inc. This agreement provided that De Beers could have earned up to a 55% interest in the project by funding and completing a positive definitive feasibility study. The agreement also provided that De Beers could have earned up to a 60% interest in the project by funding development and construction of a commercial-scale mine. This Gahcho Kué Joint Venture Agreement was amended and restated in July 2009, in which De Beers owns 51% of the GK Diamond Mine and the Company 49%.

Mineral Tenure and Royalties

A royalty is payable to the government of the Northwest Territories (the “NWT Royalty”). The NWT Royalty is equal to the lesser of either (i) 13% of the output value of the mine, or (ii) an amount calculated based on a sliding scale of royalty rates dependent upon the value of output of the mine, that can range from 0% to 14%.

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Permits and Agreements

Exploration programs to date were conducted under the permits obtained from the appropriate authority, including:

• Indian and Northern Affairs Canada – Type A Land Use Permit

• Indian and Northern Affairs Canada – Type B Water Licence

• Workers’ Compensation Board (WCB), Mine Health and Safety – Drilling Authorization

• Indian and Northern Affairs Canada – Quarry Permit

• Indian and Northern Affairs Canada – Registration of Fuel Storage Tanks

• Prince of Wales Northern Heritage Centre – Archaeology.

On August 12, 2014, De Beers and the Company announced that the Mackenzie Valley Land and Water Board had issued the Gahcho Kué Type A Land Use Permit and sent the Type A Water License for final approval to the Minister of Environment and Natural Resources (of the Government of the Northwest Territories.

On September 25, 2014, De Beers and the Company announced that the Gahcho Kué Project had received approval of the Type A Water License by the Minister of Environment and Natural Resources of the Government of the Northwest Territories.

Mineral Reserve and Mineral Resources Estimates

Summarized from the 2014 Technical Report (less production up to December 31, 2016):

Table 1.1 Mineral Reserve/Resource Summary (as of December 31, 2016) (Presented on a 100% basis)

		Tonnes	Carats	Grade
Kimberlite Deposit	Classification	Mt	Mct	cpht
5034	Probable Reserve	12.8	22.3	174
	Inferred Resource	0.8	1.2	150
Hearne	Probable Reserve	5.6	11.7	207
	Inferred Resource	1.6	2.9	180
Tuzo	Probable Reserve	16.4	20.6	125
	Inferred Resource	8.9	14.4	161
Summary	Probable Reserves	34.8	54.6	157
	Inferred Resources	11.3	18.5	163

Notes:

(1) Mineral Reserves/Resources are reported at a bottom cut-off of 1.0 mm.
(2) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
(3) Tonnes and carats are rounded to the nearest 100,000.
(4) Tuzo tonnes exclude 0.6 Mt of a granite raft and CRX_BX.
(5) Resources and Reserves have been reported in this report to remain consistent with previous technical reports.

(6) Probable Reserves for 5034 are net of production that occurred in 2016.

(7) Mt = Metric tonnes, Mct = Million carats, Cpht = Carats per hundred tonnes

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The economic viability presented in Sections 13 to 15 of the 2014 Technical Report confirms that the probable reserve estimates meet and comply with CIM definitions and NI 43-101 standards. The authors of the 2014 Technical Report concluded that the project is economically viable using current diamond prices and prevailing long-term price estimates. Detailed mine planning and economic evaluation have been performed on a sub-set of the results summarised in Table 1.2.

This 2014 Technical Report did not identify any mining, metallurgical, infrastructure or other relevant factors that may materially affect the estimates of the mineral reserves or potential production.

Cautionary Note to United States Investors Concerning Disclosure of Mineral Reserves and Resources:

The Company is organized under the laws of Canada. The mineral reserves and resources described herein are estimates, and have been prepared in compliance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7, and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information contained in this AIF containing descriptions of the GK Diamond Mine’s mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Inferred resources are not considered to have sufficient geological confidence to be converted into any reserve classification regardless of economic merit.

Mining Method

Open Pit Mining

The mine design and consequent mine plan considers probable and mineral reserves of the 5034, Hearne, and Tuzo kimberlite pipes. Conventional truck/shovel mining utilising 29 m3 bucket diesel hydraulic front shovels, a 17 m3 front-end loader and 218 t class haulage trucks are being employed to mine the kimberlite and waste quantities. This large fleet is augmented by 12 m3 bucket front-end loaders and excavators and 90 t haul trucks.

Pit designs were developed using optimised Whittle shells as a basis, and these were used to develop the mine production plan and schedule. The plans were optimised to smooth waste stripping requirements, while ensuring adequate kimberlite exposure to meet kimberlite feed requirements, as well as waste storage considerations within the Hearne and 5034 pits throughout the mine life.

Pre-stripping began on land in the northern half of the 5034 pit in 2014, with the majority of the granite waste used for road, dyke and infrastructure pad construction. Unsuitable overburden material will be placed in the South mine rock pile. Mining continued in the 5034 pit during 2015 & 2016. All kimberlite ore is currently sourced from the 5034 pit (for 2016 & 2017).

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Pre-stripping/pioneering of Hearne pit is scheduled to start in late 2017/early 2018. Approximately 40% of the kimberlite production will be sourced from Hearne for the period 2018 to 2019, slowing in 2021 as Hearne reaches the final deepest benches. Priority has been placed on mining Hearne in these years in order to open up waste storage capacity within the pit as soon as it has been completed. Hearne will be mined with no internal phases. During 2019, equipment will begin stripping the first phase of Tuzo. Processed kimberlite will be diverted to the mined-out Hearne pit in 2021. In 2024, the 5034 pit is scheduled to be completed. From this point on, mine rock from Tuzo will be placed in the mined-out 5034 pit. Tuzo mining will continue until 2028.

Recovery Methods

The GK Diamond Mine will mine kimberlite resources from three different deposits: 5034, Hearne, and Tuzo. In the process plant, this material will be treated via crushing, screening, dense media separation and x-ray sorting, to produce a diamond rich concentrate that will be hand sorted on site with the resulting diamond product sent to Yellowknife for final cleaning and Northwest Territories Government valuation. The processing plant is targeting the recovery of liberated diamonds in the 1 to 28 mm size range. The processing plant is designed for efficient diamond recovery over the plant’s 12-year life. The Gahcho Kué Plant processes will be automated to allow high-quality production with minimal human intervention.

Underground Mining

Underground mining is not currently part of the mine plan.

GK Diamond Mine

The GK Diamond Mine mineral claims and mining leases are contained within four claim blocks. However, only the 5034 block of the Gahcho Kué property is currently under development and considered to be material to the Company.

The Company filed the “2014 Technical Report”, is the “Gahcho Kué Project, 2014 Feasibility Study Report NI 43-101 Technical Report” dated May 13, 2014 as amended May 27, 2014 (with information effective as of March 31, 2014) as prepared and completed by JDS Energy and Mining Inc. and Hatch Ltd, and filed by the Company on SEDAR on May 28, 2014 and concurrently on EDGAR under Form 6K.

The scientific and technical information on the GK Diamond Mine included in this AIF was prepared by JDS Energy & Mining Inc., under the supervision of Daniel Johnson, Principal Advisor, and a Qualified Person within the meaning of NI 43-101.

Mining Operations

The GK Diamond Mine operates 24 hours per day, 365 days of the year. Crews are resident on site while they work 12-hour shifts for 14 days, then rotate home for 14 days. Four rotating crews cover 12-hour dayshifts, 12-hour nightshifts, on-site and off-site rotation.

One pipe is currently in production: 5034, and expected to be in 2017, 2018 and 2019, and approximately 40% of the kimberlite production will be sourced from Hearne for the period 2018 to 2019.

Mine operation began in August 2016 with open pit mining.

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Capital and Operating Costs

Capital Cost Estimate

The table below summarizes the original capital cost budget by Work Breakdown Structure (WBS) to construct the GK Diamond Mine prepared as at March 2014 compared to actual costs incurred and accrued to February 2017:

Capital Forecast by WBS

WBS	Description	CAD (M) ORIGINAL BUDGET	CAD (M) ACTUAL
1000	Mine Operations	197.3	240.1
2000	Site Development & Roadworks	10.6	15.0
3000	Process Facilities	140.1	170.3
4000	Utilities	50.2	53.9
5000	Ancillary Buildings	53.1	66.7
6000	Waste & Water Management	6.3	5.1
7000	Off-site Facilities	0.4	0.6
Subtotal - Direct Costs =		458.0	551.7
8000	Owner’s Management Costs	104.2	89.1
9000	Indirect Costs	375.7	414.0
Subtotal – Owners + Indirect Costs =		479.9	503.1
9900	Contingency	81.1	1.8
Total - Projects		1,019.0	1,056.6
Management Reserve	Out-of-scope and foreign exchange	-	37.0
Total – Projects and Management Reserve		1,019.0	1,093.6

Operating Cost Estimate

Operating cost estimate inputs were provided by De Beers, based on operating experience at the Snap Lake Mine in the NWT and the Victor Mine in Northern Ontario. The operating cost estimates use the labour classification and wage scales currently employed by Victor, and much of the G&A cost estimate details were derived from actual cost data from the Snap Lake mine.

The average annual operating cost estimate and average LOM unit costs for the Gahcho Kué Diamond Mine are summarised in the table are 2016 Canadian dollars.

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Operating Cost Forecast Summary in 2016 Canadian dollars

WBS	Description	Average Annual Cost ($)	Average Mined ($/t)	Average Processed ($/t)
A	Mine	92,397,000	3.26	30.77
B	Process	19,842,000	0.70	6.61
C	Power	22,859,000	0.81	7.61
D	Freight	16,986,000	0.60	5.66
E	G&A	82,486,000	2.91	27.47
F	Management Fee	7,904,000	0.28	2.63
G	Sorting Costs	2,894,000	0.10	0.96
-	Total	245,368,000	8.66	81.71

*At December 31, 2016, the GK Diamond Mine was still ramping up and had not declared commercial production.

Other Relevant Data and Information

A full-time environmental staff is responsible for monitoring, directing and reporting environmental matters. The GK Diamond Mine has at all times since inception been in compliance with all permits and there are no outstanding liabilities or charges known at this time.

Ore produced from the mine is brought to the ore processing plant on site which has operated continuously since the beginning and kept pace with demands.

The processing plant uses no chemicals or reagents. Gravity-based methods rely on the relatively heavier weight of diamonds to separate them. The process involves crushing, screening, separation in dense media (ferro-silicon) and x-ray sorting. The recovered diamonds are separated and packaged by size, weighed, secured in a vault to await transport, packed into a special container and flown discreetly to the high-security sorting facility in the city of Yellowknife.

In Yellowknife, the diamonds are cleaned, sorted and split into the Company’s 49% share and De Beer’s 51% share. The cleaning and sorting facility’s quality management earned ISO 9001 certification.

The Company’s share of the diamonds is transported from Yellowknife to WDM in India where the rough diamonds are cleaned and sorted into saleable packages before being sent to Bonas in Antwerp where the diamonds are sold into international markets.

Social and Environmental Policies

Aboriginal Issues and Local Resources at the GK Diamond Mine

Employment - Gahcho Kué Mine employees approximately 360 full time employees (excluding long term contractors), 45% of whom reside in the north. Approximately 20% of the total are Aboriginal.

Ni Hadi Xa, the Aboriginal led environmental monitoring agreement for the Gahcho Kué Mine, is in its third year of operations. The group is comprised of 5 Aboriginal parties (LKDFN, DKFN, NWTMN, NSMA, and TG) and De Beers. There are 4 employees including an on-site Environmental Monitor, a Technical Coordinator, a Traditional Knowledge Administrator, and a Traditional Knowledge Monitor. 75% of NHX employees are Aboriginal and 100% are Northern residents. In 2016, NHX constructed a Traditional Knowledge cabin on the northern end of Fletcher Lake, approximately 30 km north of the mine. The cabin serves as the base for the Full-time Traditional Knowledge monitors to observe the effects of the mine on the environment. In 2017, NHX will launch the Family Culture Program, which involves community members from each of the 5 Aboriginal Parties travelling to the cabin during the ice-free season to practice traditional methods of watching over the land. All observations collected will be shared with De Beers in an effort to ensure traditional knowledge is incorporated into mine planning and operations.

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Environmental Requirements for the GK Diamond Mine

The GK Diamond Mine is subject to environmental requirements and conditions of operation contained in several statutes and administered by Canadian federal and Northwest Territorial authorities. In addition to federal and territorial requirements, the GK Diamond Mine must also comply with the Environmental Agreements. These requirements and conditions may change from time to time, and a breach of legislation may result in the imposition of fines or other penalties. Environmental legislation continues to evolve in a manner such that standards, enforcement, fines and other penalties for non-compliance are becoming stricter. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies, directors, officers and employees. The cost of compliance with changes in government regulations has the potential to reduce the profitability of future operations. To the best of the Company’s knowledge, the GK Diamond Mine is in compliance with environmental laws and regulations currently in effect in the Northwest Territories applicable to its operations.

Federal requirements are administered by Environment Canada, Fisheries and Oceans, the Department of Indian Affairs and Northern Development, Natural Resources Canada and Transport Canada. Environmental laws and regulations that have a potential impact on the GK Diamond Mine include those that protect air quality, water quality, archeological sites, migratory birds, animals and fish. Other important laws and regulations applicable to the GK Diamond Mine are those that regulate mine development, land use, water use and waste disposal, release of contaminants, water spills, spill responses, transportation of dangerous goods, explosives use and the maintenance of navigable channels. As a result of Devolution, responsibility for the administration and management of public lands, water, mineral and other natural resources in the Northwest Territories transferred from the Government of Canada to the Government of Northwest Territories (“GNWT”) effective as of April 1, 2014. The GNWT became responsible for the management of onshore lands, the issuance of rights and interests with respect to onshore minerals, and collection of royalties in the Northwest Territories. The Government of Canada will retain responsibility for the remediation of existing contaminated waste sites, the administration of offshore lands and the negotiation of Aboriginal Rights agreements.

Northwest Territories’ requirements are administered by the various territorial government departments and Workers’ Safety and Compensation Commission-Prevention Services as well as by co-management Boards charged with regulating land and water use in designated areas. Laws and regulations that might impact the GK Diamond Mine include those that protect heritage resources, wildlife and the environment and those that regulate workplace safety, mine safety, training in the handling of dangerous materials, road transportation, air quality, and the use of hazardous substances and pesticides. De Beers holds a number of permits and licenses to address each of these areas and regularly reports on compliance obligations to the respective government departments or regulator. The primary environmental permits were issued on August 11, 2014 (Land Use Permit) and September 24, 2014 (Water License), respectively by the Mackenzie Valley Land and Water Board allowing for the construction and operation of the Gahcho Kué Diamond Mine.

The Environmental Agreement relating to the GK Diamond Mine requires that security be provided to cover estimated reclamation and remediation costs. During 2014, the Company reached an agreement with De Beers, the Operator of the Joint Venture whereby the Company was required to post its proportionate share of the security deposit used to secure the reclamation obligations for the GK Diamond Mine. Currently, De Beers, on behalf of the Joint Arrangement has provided letters of credit in the amount of $47,794,132 million (100%) to the GNWT as security for the reclamation obligations for the GK Diamond Mine. The Company pays De Beers a fee of 3% on its proportionate share of reclamation obligation.

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Requirements in the Environmental Agreement are monitored by the Environmental Monitoring Advisory Board (“EMAB”), which was established as part of the agreement. EMAB includes board members from each of the signatories to the Environmental Agreement and operates at arm’s length and independent of the parties to the Environmental Agreement as a public watchdog of the regulatory process and implementation of the Environmental Agreement.

Risk Factors

The Company is subject to a number of risks and uncertainties as a result of its operations. Readers should give careful consideration to the following risks, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Nature of Mining

The Company’s mining operation is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters.

The Company’s mineral properties, because of their remote northern location and access only by winter road or by air, are subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Company’s profitability.

Joint Ventures

The Company’s participation in the mining sector of the diamond industry is through its ownership interest in the GK Diamond Mine group of mineral claims. The GK Diamond Mine is a joint arrangement between De Beers (51%) and the Company (49%).

The Company’s joint venture interest in the GK Diamond Mine is subject to the risks normally associated with the conduct of joint ventures, including: (i) disagreement with a joint venture partner about how to develop, operate or finance operations; (ii) that a joint venture partner may not comply with the underlying agreements governing the joint ventures and may fail to meet its obligations thereunder to the Company or to third parties; (iii) that a joint venture partner may at any time have economic or business interests or goals that are, or become, inconsistent with the Company’s interests or goals; (iv) the possibility that a joint venture partner may become insolvent; and (v) the possibility of litigation with a joint venture partner.

Diamond Prices and Demand for Diamonds

The profitability of the Company is dependent upon the Company’s mineral properties and the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during recent periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

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Cash Flow and Liquidity

The Company’s liquidity requirements fluctuate from quarter to quarter and year to year depending on, among other factors, the seasonality of production at the GK Diamond Mine, the seasonality of mine operating expenses, exploration expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in each quarter.

The Company’s principal working capital needs include investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable and interest and loan repayments.

Commencing on March 31, 2017, the Company is subject to maintaining a cash call reserve account balance based upon certain budgeted amounts which will vary over the term of the Loan Facility. Approximately US$27.9 million was originally required to be deposited in the cash call reserve account on March 31, 2017. On March 27, 2017, the Company received a waiver deferring the requirement to fund the cash call reserve account to May 31, 2017. As conditions of the waiver, certain information must be furnished to the lenders by May 31, 2017 including: an updated financial model and life of mine plan; a diamond pricing valuation comparison between production to date and historic samples from April 2011 to be prepared by the lender’s independent diamond consultant; and a reconciliation of cumulative diamond production including a statistical comparison of total diamond carats, size and quality. The failure to comply with any of the requirements of the waiver constitutes an event of default.

Under the terms of the Loan Facility Agreement, the Company is also required to fund reserve accounts (Note 9 in the financial statements) estimated as follows for the period from January 1, 2017 to December 31, 2017:

Date additional funding is required		requirements
September 2017	US	$100,100,000
December 2017		50,900,000

At September 30, 2017, the Company can use the remaining balance available in the restricted cost overrun account (Note 6 in the financial statements) to fund a portion of the above reserve accounts. Based on the delay in achieving commercial production and current market prices in the diamond industry, management believes the Company will not be able to comply with the requirement to fully fund these reserve accounts and may not comply with the other financial covenants in the Loan Facility.

Management expects the Company will seek additional waivers or amendments from the lenders as to the timing and amount of all of these funding requirements. There are no assurances the lenders will accommodate further waivers or amendments the Company will seek. If the Company is unable to fully fund the required reserve accounts, or is unable to comply with other financial covenants, and is not successful in obtaining suitable waivers or amendments, it would result in an event of default, and the Loan Facility outstanding balance would become payable on demand. Further, management may seek alternative sources of financing. These conditions indicate the existence of a material uncertainty that results in substantial doubt as to the Company’s ability to continue as a going concern. The financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

There can be no assurance that the Company will be able to meet each or all of its liquidity requirements. A failure by the Company to meet its liquidity requirements could result in the Company failing to meet its joint venture commitments, or in the Company being in default of a contractual obligation, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Event of Default

The Company’s Loan Facility Agreement is subject to various terms and conditions. If any of the terms and conditions are not met, it could result in an event of default which could affect the Company’s ability to continue as a going concern.

Economic Environment

The Company’s financial results are tied to the global economic conditions and their impact on levels of consumer confidence and consumer spending. The global markets have experienced the impact of a significant United States and international economic downturn since autumn 2008. A return to a recession or a weak recovery, due to recent disruptions in financial markets in the United States, the Eurozone with Brexit or elsewhere, budget policy issues in the United States, political upheavals in the Middle East and Ukraine, economic sanctions against Russia, and demonetization in India could cause the Company to experience revenue declines due to deteriorated consumer confidence and spending, and a decrease in the availability of credit, which could have a material adverse effect on the Company’s business prospects or financial condition. The credit facilities essential to the diamond polishing industry are partially underwritten by European banks that are currently under stress. The withdrawal or reduction of such facilities could also have a material adverse effect on the Company’s business prospects or financial condition. The Company monitors economic developments in the markets in which it operates and uses this information in its continuous strategic and operational planning in an effort to adjust its business in response to changing economic conditions.

Synthetic Diamonds

Synthetic diamonds are diamonds that are produced by artificial processes (e.g., laboratory grown), as opposed to natural diamonds, which are created by geological processes. An increase in the acceptance of synthetic gem-quality diamonds could negatively affect the market prices for natural stones. Although significant questions remain as to the ability of producers to produce synthetic diamonds economically within a full range of sizes and natural diamond colours, and as to consumer acceptance of synthetic diamonds, synthetic diamonds are becoming a larger factor in the market. Should synthetic diamonds be offered in significant quantities or consumers begin to readily embrace synthetic diamonds on a large scale, demand and prices for natural diamonds may be negatively affected. Additionally, the presence of undisclosed synthetic diamonds in jewelry would erode consumer confidence in the natural product and negatively impact demand.

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Currency Risk

Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and the Company reports its financial results in Canadian dollars. A majority of the costs and expenses of the GK Diamond Mine are incurred in Canadian dollars. From time to time, the Company may use derivative financial instruments to manage its foreign currency exposure.

Licences and Permits

The Company’s mining operations require licences and permits from the Canadian and Northwest Territories governments, and the process for obtaining, amending and renewing such licences and permits often takes an extended period of time and is subject to numerous delays and uncertainties. Such licences and permits are subject to change in various circumstances. Failure to comply with applicable laws and regulations may result in injunctions, fines, criminal liability, suspensions or revocation of permits and licences, and other penalties. There can be no assurance that De Beers, as the operator of the GK Diamond Mine, will be at all times in compliance with all such laws and regulations and with their applicable licences and permits, or that De Beers will be able to obtain on a timely basis or maintain in the future all necessary licences and permits.

Regulatory and Environmental Risks

The operations of the GK Diamond Mine are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse effect on the Company by increasing costs and/or causing a reduction in levels of production from the GK Diamond Mine.

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining operations. To the extent that the GK Diamond Mine is subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the GK Diamond Mine.

Climate Change

The Canadian government has established a number of policy measures in response to concerns relating to climate change. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels; and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company’s results of operations.

Resource and Reserve Estimates

The Company’s figures for mineral resources and ore reserves are estimates and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Estimates made at a given time may change significantly in the future when new information becomes available. The Company expects that its estimates of reserves will change to reflect updated information as well as to reflect depletion due to production. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels, and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Company’s mineral properties may render the mining of ore reserves uneconomical. Any material changes in the quantity of mineral reserves or resources or the related grades may affect the economic viability of the Company’s mining operations and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

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Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources will be upgraded to proven and probable ore reserves. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.

Insurance

The Company’s business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds held as inventory or in transit, changes in the regulatory environment, and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the GK Diamond Mine, personal injury or death, environmental damage to the GK Diamond Mine, delays in mining, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the GK Diamond Mine, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Fuel Costs

The expected fuel needs for the GK Diamond Mine are purchased in February and March each year and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened “winter road season” or unexpected high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The GK Diamond Mine currently has no hedges for future anticipated fuel consumption.

Reliance on Skilled Employees

Production at the GK Diamond Mine is dependent upon the efforts of certain skilled employees. The loss of these employees or the inability to attract and retain additional skilled employees may adversely affect the level of diamond production.

The Company’s success in marketing its 49% share of the rough diamonds is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds.

DIVIDENDS

The Company did not declare or pay dividends in fiscal 2016 or 2015. The future payment of dividends or distributions will be dependent upon the financial condition of the Company and other factors the Board of Directors of the Company may consider appropriate under the circumstances.  Under the terms of the Loan facility, the Company is restricted from repatriating funds from 2435572 Ontario Inc., the borrower, under the Loan Facility, until the Company satisfies the obligations pursuant to the Loan Facility.

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DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of common shares. Holders of common shares are entitled to receive notice of, attend and vote at all meetings of the shareholders of the Company. Each common share carries the right to one vote in person or by proxy at all meetings of the shareholders of the Company. The holders of common shares are entitled to receive dividends as and when declared by the Board of Directors of the Company. Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, the holders of the common shares are entitled to receive the Company’s proportionate remaining share of the assets of the GK Diamond Mine and any other assets the Company may hold in the event of liquidation, dissolution or winding-up of the Company.

MARKET FOR SECURITIES

The Company’s common shares have been listed for trading on the Toronto Stock Exchange (“TSX”) (symbol MPVD) since October 25, 2000. The Company is a reporting issuer, or equivalent, in each of the provinces and territories of Canada. The Company’s common shares are also listed for trading on NASDAQ under the symbol MPVD.

Trading Price and Volume

The following table outlines the 52-week trading history, as well as monthly trading history during the period from January 2016 to December 2016 for Mountain Province Diamonds Inc. shares on the TSX for the Company’s fiscal year ended December 31, 2016:

52 – Week High:	CDN$7.18
52 – Week Low	CDN$3.69
Average Daily Volume	89,865

Month	High (CDN$)	Low (CDN$)	Average Daily Volume
January (2016)	4.36	3.69	46,915
February	5.12	4.30	112,415
March	5.23	4.61	59,473
April	5.67	4.86	85,767
May	6.45	5.01	77,033
June	6.60	5.92	88,477
July	6.49	5.96	49,650
August	6.70	5.85	132,214
September	7.18	6.29	77,605
October	7.15	6.45	87,710
November	7.06	6.38	107,618
December (2016)	6.83	6.02	152,130

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DIRECTORS AND OFFICERS

Directors, Senior Management and Employees

Directors and Senior management.

Each director of the Company is elected by the shareholders to serve until close of the next annual meeting of shareholders or until a successor is elected or appointed, unless such office is earlier vacated in accordance with the Corporation's by-laws. The following table sets forth certain information regarding the current directors and executive officers of the Company, as of March 28, 2017.

Name	Position with Company	Date of First Appointment
Jonathan Comerford	Chair and Director(2)(3) (4)	Chair of the Company since May 11, 2006 and Director since September 21, 2001
Patrick Evans	President, Chief Executive Officer	President of the Company since November 15, 2005
Perry Ing	Vice-President Finance and CFO	Vice President Finance and Chief Financial Officer since February 6, 2017.
Reid Mackie	Vice-President Diamond Marketing	Vice President Diamond Marketing since November 1, 2015.
Bruce Dresner	Director(1) (4)	Director since March 11, 2013
Peeyush Varshney	Director(1) (2) (4)	Director since April 13, 2007
Karen Goracke	Director(4)	Director since November 3, 2016
Carl Verley	Director(1)(3) (4)	Director of Old MPVD since December 2, 1986 and Director of the Company since November 1, 1997
David E. Whittle	Director(2)(3) (4)	Director since November 1, 1997

(1)     Member of the Company's Corporate Governance Committee.

(2)     Member of the Company's Audit Committee.

(3)     Member of the Company's Compensation Committee.

(4)     Independent director.

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The following is a description of the Company's directors and senior management. The information provided is not within the knowledge of the management of the Company and has been provided by the respective directors and senior officers.

Jonathan Christopher James Comerford, B.A. (Econ.), M.B.S. (Finance)

Mr. Jonathan Comerford has been a director of the Company since September 2001 and Chair since April 2006. Mr. Comerford is resident in Dublin, Ireland. He obtained his Masters in Business from the Michael Smurfit Business School in 1993 and his Bachelor of Economics from University College, Dublin in 1992. Mr. Comerford has been Investment Manager at IIU since August 1995. He serves as a director of Kennady Diamonds Inc. since February 2012.

Patrick C. Evans, B.A., B.Sc.

Mr. Patrick C. Evans has been President and CEO of Mountain Province Diamonds Inc. since November 2005. He is a resident of Arizona, USA.  Mr. Evans is a graduate of the University of Cape Town where he received his Bachelor of Arts degree in 1977 and Bachelor of Science degree in 1978. In 1999 he was appointed a Vice President of Placer Dome Inc. (a major gold mining company) and a non-executive director of SouthernEra Resources Ltd. (a diamond and platinum exploration, development and mining company).  In 2001, he was appointed President and CEO of SouthernEra Resources Ltd. and Messina Limited (a platinum mining company). In 2004, he was appointed President, CEO and a director of Southern Platinum Corp. (a platinum mining company), which was acquired by Lonmin Plc in June 2005. In September 2005, he was appointed President, CEO and a director of Weda Bay Minerals Inc. (a nickel exploration and development company), which was acquired by Eramet S.A. in May 2006.   Mr. Evans was appointed the CEO and a director of Norsemont Mining Inc. (a copper exploration and development company) in June 2007 which was taken over by Hudbay in the March 2011.  He also served as a non-executive director of Anvil Mining Limited (a copper mining company) from March 2009 to February 2012 when Anvil Mining was acquired by Minmetals. Mr. Evans has also served as the President and CEO and a director of Kennady Diamonds Inc. from February 2012 to April 2016 and is a non-executive director of Archon Minerals Limited and Mirasol Resources Ltd.

Perry Ing. B.Comm., CPA, CA, CFA

Mr. Ing has been the Company’s Vice President Finance and Chief Financial Officer since Feb 6, 2017. Mr. Ing is a Chartered Professional Accountant, Certified Public Accountant (Illinois), and a Chartered Financial Analyst with over 14 years of financial management experience in the mining sector and nearly 20 years industry experience. Mr. Ing started his accounting career with PricewaterhouseCoopers LLP where he spent 6 years in progressively senior roles before joining Goldcorp Inc. in 2003 as Corporate Controller. Mr. Ing then held the positions of Financial Consultant with Barrick Gold Corporation from 2005 to 2008, Chief Financial Officer of McEwen Mining Inc., from 2008 to 2015, and Chief Financial Officer of Kirkland Lake Gold from 2015 to 2016. Mr. Ing holds a Bachelor of Commerce degree with distinction from the University of Toronto.

Reid Mackie, BA

Mr. Mackie has been the Company’s Vice President Diamond Marketing since November 2015. Prior to joining the Company, he was with Rio Tinto Diamonds, where he held the positions of Manager Sales and Marketing for Argyle Pink Diamonds in Perth, Australia (2011 to 2015) and Senior Executive Trader in Antwerp, Belgium (1999 to 2010). At Argyle, Mr. Mackie was responsible for the pricing and sales of all Argyle pink polished diamonds including the Argyle pink diamond tender. In Antwerp, Mr. Mackie was responsible for the valuation and sales of rough diamonds from the Diavik, Argyle, Murowa, Ellendale and Merlin diamond mines. Mr. Mackie is a graduate of the University of British Columbia (B.A., 1994).

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Bruce Dresner, MBA, BA, CFA

Mr. Dresner has had a distinguished career as an investment professional, including Director of Investments and Chief Investment Officer at Dartmouth College (1985-1990), Vice President for Investments and Chief Investment Officer at Columbia University (1990-2002), Principal of Quellos Group LLC (2002-2007) and Managing Director, BlackRock Inc. (2007-2008). Since his retirement from BlackRock, Mr. Dresner has held a number of board and advisory positions, including serving on the advisory board of Capstone Investment Advisors (2008-2010), as a member of the strategic advisory board of Wilshire Private Markets at Wilshire Associates Inc. (2010-2014), and a trustee of the Gottex Multi-Asset Endowment and Alternative Asset Funds (2011-present) and as Senior Advisor to BlueLine Advisors LLC (2014 – present). Bruce Dresner is a graduate of Dartmouth College Tuck School of Business (MBA, 1971) and the University of Miami (BA Economics, 1969). Mr. Dresner also received his CFA (Chartered Financial Analyst) designation in 1980. Mr. Dresner is a resident of Florida, USA. Mr. Dresner was appointed as a director of Mountain Province in March 2013. He is also a director of the Sherman Fairchild Foundation (non-profit).

Peeyush Varshney, B.Comm., LL.B.

A resident of British Columbia, Canada, Mr. Peeyush Varshney has been actively involved in the capital markets since 1996 and has been a principal of Varshney Capital Corp., a private merchant banking, venture capital and corporate advisory firm since 1996. Since September 2005, he has also been the Chief Executive Officer and a director of Canada Zinc Metals Corp., a resource exploration company listed on the TSX Venture Exchange. Mr. Varshney obtained a Bachelor of Commerce degree (Finance) in 1989 and Bachelor of Laws in 1993, both from the University of British Columbia. He then articles at Farris, Vaughan, Wills & Murphy, a law firm in Vancouver, British Columbia, from 1993 to 1994, and has been a member of the Law Society of British Columbia since September 1994. Mr. Varshney is also director of Margaret Lake Diamonds Inc.

Carl G. Verley, B.Sc., P. Geo.

Mr. Carl Verley is a resident of British Columbia, Canada, and a graduate of the University of British Columbia where he received his Bachelor of Science Degree in May of 1974. He worked for Cordilleran Engineering Ltd. from 1975 to 1982.  He has been a self-employed geologist since 1982.  From August of 1990 to January 2002, he served on the Board of Directors of Gee-Ten Ventures Inc., from May 2002 to July 2003 he was a director of Rome Resources Ltd., from July 2003 to December 2011, he was a director of Alphamin Resources Corp., and from October 2007 to May 2012 he was a director of African Metals Corp. He was vice president of exploration for Windstorm Resources Inc. from July 2011 to October 2012. Currently and since 1986 he has been a director of Mountain Province Diamonds Inc. and since February 2012, he has been a director of Kennady Diamonds Inc and ceased to be a director in February 2016.  He is the President of Amerlin Exploration Services Ltd., a private company providing exploration services to the mineral industry, that he formed 1983.  He is a registered Professional Geoscientist with the British Columbia Association of Professional Engineers and Geoscientists and Northwest Territories and Nunavut Association of Professional Engineers and Geoscientists.

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David E. Whittle, B.Comm., CPA, CA

Mr. Whittle is a Chartered Professional Accountant, Chartered Accountant, and is a resident of British Columbia, Canada. He has been a director of Mountain Province Diamonds Inc. since November 1997. Mr. Whittle obtained a Bachelor of Commerce degree (Finance) in 1987 from the University of British Columbia. He then articled at Coopers & Lybrand, a Chartered Accountancy firm, in Vancouver, British Columbia, becoming a Chartered Accountant in 1991. From 1993 to June 2000, on completion of the Amalgamation, he was President/CEO and Chief Financial Officer of Glenmore. From 1994 to 1998, he was also Chief Financial Officer of Lytton Minerals Limited, a diamond mining exploration company with which Glenmore was affiliated. Additionally, from 1993 to 2004, Mr. Whittle was variously principal and partner of a Chartered Accountancy practice in the Vancouver area, providing services to both private and public companies in a variety of industries including mining, real estate, telecommunications, computer consulting, high tech and general merchandising. From 2004 to August 2007, Mr. Whittle was Chief Financial Officer of Hillsborough Resources Limited, a public company in the mining business. From October 2007 to December 2014, Mr. Whittle was Chief Financial Officer of Alexco Resource Corp., a public company both in the mining business and in the business of providing consulting services to third parties in respect of environmental remediation and permitting. He also served as director of Kennady Diamonds Inc., from February 2012 until June 2016.

Karen Goracke, B.Sc., Business Administration

Ms. Goracke is a resident of Omaha, Nebraska, USA. Ms. Goracke is President and CEO of Borsheims Fine Jewelry, a Berkshire Hathaway company. She began her career at Borsheims in 1988 as a Sales Associate, but soon was promoted. In her time at Borsheims she has worked as inventory supervisor, watch buyer, ladies jewelry buyer, director of merchandising, and, in 2013, was named President and CEO by Berkshire Hathaway Chairman Warren Buffett. Ms. Goracke graduated from the University of Nebraska–Kearney with Bachelors of Science degrees in Business Administration and Organizational Communication. She serves as a Director with the Jewelers Vigilance Committee, the leading compliance organization in the jewelry and gem industry. She also serves as a Director with Jewelers of America and as well as on a number of other boards and committees within the gem and jewelry industry.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

On April 3, 2007, Patrick Evans, a director of Eurasia Gold Inc. (“Eurasia”) up until March 26, 2007, along with the remaining directors, officers and insiders of Eurasia (collectively, the “Management”) were subject to a cease trade order issued by the Ontario Securities Commission (“OSC”), which required all trading in and all acquisitions of securities of Eurasia by Management to cease for a period of 15 days. The cease trade order was made because Eurasia failed to file its audited financial statements for the year ended December 31, 2006, management’s discussion and analysis relating to the audited annual financial statements for the year ended December 31, 2006, and annual information form for the year ended December 31, 2006 (collectively, the “Year-End Financial Documents”). At a hearing held before the OSC on April 16, 2007, it was further ordered that all trading in and acquisitions of securities of Eurasia by any of the Management cease until Year-End Financial Documents were filed with the OSC. The cease trade order expired on April 25, 2007 when the Year-End Financial Documents were filed in accordance with the Ontario securities legislation. Prior to the issuance of the cease trade order, Patrick Evans had resigned as a director of Eurasia and he has not been involved with Eurasia in any capacity since March 26, 2007.

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David Whittle was a director of Image Innovations Holdings Inc. (“Image”), a company incorporated in the United States. Image and its subsidiaries filed voluntary petitions for relief under Chapter 11, Title 11 of the United States Code on July 6, 2006. Image’s Joint Chapter 11 Liquidating Plan was confirmed by the Bankruptcy Court on August 21, 2007, and the Final Decree closing the Chapter 11 cases was entered August 28, 2008.

Jonathan Comerford was a director of Newfoundland and Labrador Refining Corporation (“NLRC”), incorporated under Newfoundland law November 28, 2005. NLRC sought bankruptcy protection under the Canadian Bankruptcy and Insolvency Act on June 19, 2008, and subsequently obtained Court approval for a proposal to creditors to sell or finance NLRC’s projects’ interests.

To the best of management’s knowledge, no proposed director has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the best of management’s knowledge, no proposed director has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed nominee director.

Conflict of Interest

None

AUDIT COMMITTEE

The Audit Committee Charter as approved by the Board of Directors of the Company is included in Appendix 1. As of the date hereof, the Audit Committee is composed of David Whittle (Chair), Jonathan Comerford, and Peeyush Varshney, all of whom are independent directors.

Education and Experience

This section describes the education and experience of the Company’s Audit Committee members that are relevant to the performance of their responsibilities in that role.

The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Each member of the Audit Committee has been determined by the Board of Directors to be “independent” and “financially literate” as such terms are defined under Canadian and United States securities laws. The Board of Directors has also determined that David Whittle is a financial expert with over 20 years’ experience in finance. Each other member of the Audit Committee currently are financially literate within the meaning of Section 1.6 of NI 52-110.

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Pre-Approval Policies and Procedures

The charter of the Audit Committee requires the Audit Committee to review and approve the engagement of the external auditors to perform non-audit services, together with the fees therefore, and the impact thereof, on the independence of the external auditors.

External Auditor Service Fees

Fees paid to KPMG LLP during the years ended December 31, 2016 and 2015 were as follows:

Auditor’s Fees	2016 CAD$	% of Total Fees	2015 CAD$	% of Total Fees
Audit Fees:
	270,000	78.8	275,000	78.0

Total Audit Fees	270,000	78.8	275,000	78.0
Tax Fees:
Planning and advice	57,727	15.3	45,101	12.8
Compliance	14,612	5.9	32,566	9.2
Total Tax Fees	72,339	21.2	77,667	22.0
Total Fees	342,339	100.0	352,667	100.0

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns, and tax planning and advisory services relating to structuring of diamond sales and intercompany loans.

LEGAL PROCEEDINGS

The Company is not a party to any material legal proceedings, and there are no material legal proceedings to which any of the GK Diamond Mine is subject, and no such proceedings are known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company’s outstanding voting securities and no associate or affiliate of any of such persons or companies has any material interest, direct or indirect, in any transaction within the three most recently completed fiscal years or since the commencement of the Company’s last completed fiscal year or in any proposed transaction, which, in either case, has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common shares of the Company is Computershare of Canada at its principal transfer office in Toronto, Ontario.

INTERESTS OF EXPERTS

The technical information was reviewed and approved by Carl G. Verley, P.Geo., a director of the Company and a qualified person for the purposes of National Instrument 43-101.

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The Company’s independent auditors, KPMG LLP, have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to the Company under all relevant United States professional and regulatory standards.

MATERIAL CONTRACTS

The Company did not enter into any material contracts in the last two fiscal years, up to the date of this AIF other than a Loan Facility Agreement of US$370 million dated April 2, 2015 through its subsidiary, 2435572 Ontario Inc., with a syndicate of lenders led by Natixis S.A., Scotiabank and Nedbank Ltd. and including ING Capital LLC, Export Development Canada and the Bank of Montreal. On April 29, 2015, Société Générale joined the lender syndicate. The Lenders hold security over the Company’s 49% of the GK Diamond Mine held through the Company’s subsidiaries.

The term of the Loan Facility is seven years and the interest rate is U.S. dollar LIBOR plus 5.5 percent. The Loan Facility has a drawdown schedule commencing on April 7, 2015 to March 31, 2017 to correspond with the projected construction period.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Further, additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the Company’s information circular dated February 28, 2017, for the annual meeting of shareholders to be held on April 4, 2017. Additional financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for the years ended December 31, 2016, and December 31, 2015.

APPENDIX 1: AUDIT COMMITTEE CHARTER

Mandate

A.	Role and Objectives

The Audit Committee (the “Committee”) is a committee of the Board of Directors (the “Board”) of Mountain Province Diamonds Inc (“MPVD” or the “Company”) established for the purpose of overseeing the accounting and financial reporting process of MPVD and external audits of the consolidated financial statements of MPVD. In connection, therewith, the Committee assists the Board in fulfilling its oversight responsibilities in relation to MPVD’s internal accounting standards and practices, financial information, accounting systems and procedures, financial reporting and statements and the nature and scope of the annual external audit. The Committee also recommends for Board approval MPVD’s audited annual consolidated financial statements and other mandatory financial disclosure.

MPVD’s external auditor is accountable to the Board and the Committee as representatives of shareholders of MPVD. The Committee shall be directly responsible for overseeing the relationship of the external auditor. The Committee shall have such access to the external auditor as it considers necessary or desirable in order to perform its duties and responsibilities. The external auditor shall report directly to the Committee.

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The objectives of the Committee are as follows:

1.	to be satisfied with the credibility and integrity of financial reports;
2.	to support the Board in meeting its oversight responsibilities in respect of the preparation and disclosure of financial reporting, including the consolidated financial statements of MPVD;
3.	to facilitate communication between the Board and the external auditor and to receive all reports of the external auditor directly from the external auditor;
4.	to be satisfied with the external auditor’s independence and objectivity; and
5.	to strengthen the role of independent directors by facilitating in-depth discussions between members of the Committee, management and MPVD’s external auditor.

B.	Composition

1.	The Committee shall comprise at least three directors, none of whom shall be an officer or employee of MPVD or any of its subsidiaries or any affiliate thereof. Each Committee member shall satisfy the independence, financial literacy and experience requirements of applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular, each member of the Committee shall have no direct or indirect material relationship with MPVD or any affiliate thereof which could reasonably interfere with the exercise of the member’s independent judgment. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.
2.	Members of the Committee shall be appointed by the Board. Each member shall serve until his successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of MPVD.
3.	The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership. The Committee Chair shall satisfy the independence, financial literacy and experience requirements as described above.
4.	The Committee shall have access to such officers and employees of MPVD and to such information respecting MPVD as it considers necessary or advisable in order to perform its duties and responsibilities.

C.	Meetings

1.	At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the matter will be referred to the Board for decision.
2.	A quorum for meetings of the Committee shall be a majority of its members.
3.	Meetings of the Committee shall be scheduled at least quarterly and at such other times during each year as it deems appropriate. Minutes of all meetings of the Committee shall be taken. The CFO shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Committee Chair. The Chair of the Committee shall hold in camera sessions of the Committee, without management present, at each meeting, as determined necessary.
4.	The Committee shall report the results of meetings and reviews undertaken and any associated recommendations to the Board.
5.	The Committee shall meet periodically with MPVD’s external auditor in connection with the preparation of the annual consolidated financial statements and otherwise as the Committee may determine, part or all of each such meeting to be in the absence of management.

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D.	Responsibilities

As discussed above, the Committee is established to assist the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of MPVD and external audits of MPVD’s consolidated financial statements. In that regard, the Committee shall:

1.	satisfy itself on behalf of the Board with respect to MPVD’s internal control systems including identifying, monitoring and mitigating business risks as well as compliance with legal, ethical and regulatory requirements. The Committee shall also review with management, the external auditor and, if necessary, legal counsel, any litigation, claim or other contingency (including tax assessments) that could have a material effect on the financial position or operating results of MPVD (on a consolidated basis), and the manner in which these matters may be, or have been, disclosed in the financial statements;
2.	review with management and the external auditor the annual consolidated financial statements of MPVD, the reports of the external auditor thereon and related financial reporting, including Management’s Discussion and Analysis and any earnings press releases, (collectively, “Annual Financial Disclosures”) prior to their submission to the Board for approval. This process should include, but not be limited to:
(a)	reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future year’s financial statements;
(b)	reviewing significant accruals, reserves or other estimates;
(c)	reviewing accounting treatment of unusual or non-recurring transactions;
(d)	reviewing the adequacy of any reclamation fund;
(e)	reviewing disclosure requirements for commitments and contingencies;
(f)	reviewing financial statements and all items raised by the external auditor, whether or not included in the financial statements; and
(g)	reviewing unresolved differences between MPVD and the external auditor.

Following such review, the Committee shall recommend to the Board for approval all Annual Financial Disclosures;

•	review with management all interim consolidated financial statements of MPVD and related financial reporting, including Management’s Discussion and Analysis and any earnings press releases, (collectively “Quarterly Financial Disclosures”) and, if thought fit, approve all Quarterly Financial Disclosures;
•	be satisfied that adequate procedures are in place for the review of MPVD’s public disclosure of financial information extracted or derived from MPVD’s financial statements, other than Annual Financial Disclosures or Quarterly Financial Disclosures, and shall periodically assess the adequacy of those procedures;
•	review with management and recommend to the Board for approval, any financial statements of MPVD which have not previously been approved by the Board and which are to be included in a prospectus of MPVD;
•	review with management and recommend to the Board for approval, MPVD’s AIF;
•	with respect to the external auditor:
(h)	receive all reports of the external auditor directly from the external auditor;
(i)	discuss with the external auditor:
(i)	critical accounting policies;
(ii)	alternative treatments of financial information within GAAP discussed with management (including the ramifications thereof and the treatment preferred by the external auditor); and
(iii)	other material, written communication between management and the external auditor;
(j)	consider and make a recommendation to the Board as to the appointment or re-appointment of the external auditor, being satisfied that such auditor is a participant in good standing pursuant to applicable securities laws;

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(k)	review the terms of engagement of the external auditor, including the appropriateness and reasonableness of the auditor’s fees, and make a recommendation to the Board as to the compensation of the external auditor;
(l)	when there is to be a replacement of the external auditor, review with management the reasons for such replacement and the information to be included in any required notice to securities regulators and recommend to the Board for approval the replacement of the external auditor along with the content of any such notice;
(m)	oversee the work of the external auditor in performing its audit or review services and oversee the resolution of any disagreements between management and the external auditor;
(n)	review and discuss with the external auditor all significant relationships that the external auditor and its affiliates have with MPVD and its affiliates in order to determine the external auditor’s independence, including, without limitation:
(i)	requesting, receiving and reviewing, on a periodic basis, written or oral information from the external auditor delineating all relationships that may reasonably be thought to bear on the independence of the external auditor with respect to MPVD;
(ii)	discussing with the external auditor any disclosed relationships or services that the external auditor believes may affect the objectivity and independence of the external auditor; and
(iii)	recommending that the Board take appropriate action in response to the external auditor’s information to satisfy itself of the external auditor’s independence;
(o)	as may be required by applicable securities laws, rules and guidelines, either:
(i)	pre-approve all non-audit services to be provided by the external auditor to MPVD (and its subsidiaries, if any), or, in the case of de minimus non-audit services, approve such non-audit services prior to the completion of the audit; or
(ii)	adopt specific policies and procedures for the engagement of the external auditor for the purposes of the provision of non-audit services;
(i)	review and approve the hiring policies of MPVD regarding partners, employees and former partners and employees of the present and former external auditor of MPVD;

3.	(a)	establish procedures for:

(i)	the receipt, retention and treatment of complaints received by MPVD regarding accounting, internal accounting controls or auditing matters; and
(ii)	the confidential, anonymous submission by employees of MPVD of concerns regarding questionable accounting or auditing matters; and
(b)	review with the external auditor its assessment of the internal controls of MPVD, its written reports containing recommendations for improvement, and MPVD’s response and follow-up to any identified weaknesses;
4.	with respect to risk management, be satisfied that MPVD has implemented appropriate systems of internal control over financial reporting (and review management’s assessment thereof) to ensure compliance with any applicable legal and regulatory requirements;
5.	review annually with management and the external auditor and report to the Board on insurable risks and insurance coverage; and
6.	engage independent counsel and other advisors as it determines necessary to carry out its duties and set and pay the compensation for any such advisors.

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APPENDIX 2: GLOSSARY OF TERMS USED FREQUENTLY IN THIS DOCUMENT

berm - an embankment of crushed and screened rock fill.

carat - unit used to measure gemstones, equal to 200 milligrams or 0.2 grams. For smaller gems, 100 points is equal to one carat.

core - the long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

CPT - carats per tonne.

diamantaire - a professional diamond trader or manufacturer active in the diamond business.

diamondiferous - containing diamonds.

diamonds - a crystallized variety of pure carbon that may be of gem quality.

dike - a temporary structure used to retain or restrict water flow.

dilution - the effect of waste or low-grade ore being included unavoidably in the mine ore, lowering the recovered grade.

grade - number of carats (or other unit of weight) in a physical unit of ore, usually expressed in carats per tonne.

Cut-off grade - is the minimum grade at which a tonne of rock can be processed on an economic basis.

Recovered grade - is actual grade realized by the metallurgical process and treatment or ore, based on actual experience or laboratory testing.

kimberlite - A volatile-rich, potassic, ultrabasic rock which varies in mineralogical composition and texture. Kimberlite magmas originate at great depth in the earth’s mantle and as they ascend rapidly to the surface they are often emplaced in vertical, carrot-shaped bodies known as pipes or thin (1-3 metres wide) tabular bodies known as dikes. Kimberlite deposits may or may not contain diamonds.

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mineral reserves:

- mineral reserve: The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

- proven mineral reserve: The part of a deposit which is being mined, or which is being developed and for which there is a detailed mining plan, the estimated quantity and grade or quality of that part of a measured mineral resource for which the size, configuration and grade or quality and distribution of values are so well established, and for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, that there is the highest degree of confidence in the estimate.

- probable mineral reserve: The estimated quantity and grade or quality of that part of an indicated mineral resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, at a confidence level which would serve as a basis for decisions on major expenditures.

mineral resources:

- mineral resource: A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

- measured mineral resources: A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

- indicated mineral resources: An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

MT - million tonnes.

open pit - a mine that is entirely on surface. Also, referred to as an open-cut or open-cast mine.

pipe - see “kimberlite” above.

polished diamonds - rough stones that have been cut and polished for retail trade.

qualified person - is an individual who:

(a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project, and the technical report; and (c) is a member in good standing of a professional association as defined by NI 43-101 of the Canadian Securities Administrators.

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reclamation - the restoration of a site after mining or exploration activity is completed.

recovery - a term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

rough diamonds - untreated stones in run-of-mine form, which have been boiled and cleaned.

sample - a small portion of rock or a mineral deposit, taken so that the metal content can be determined by assaying.

till - a glacial, surficial deposit composed of unsorted clay, sand and matrix-supported rock fragments.

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